EXHIBIT (a)(1)(ix)
                                                              ------------------

                                                                January 21, 2003

   HOLNEST INVESTMENTS LIMITED, GLOBECAST HOLDINGS LIMITED, ALTAVISTA GLOBAL
      HOLDINGS LIMITED, PRAXIS GLOBAL INVESTMENTS LIMITED, MINOS KYRIAKOU, THEODORE KYRIAKOU, XENOPHON KYRIAKOU AND ATHINA KYRIAKOU ANNOUNCE OWNERSHIP OF
  98.37% OF OUTSTANDING ORDINARY SHARES OF ANTENNA TV S.A. UPON EXPIRATION OF
      SUBSEQUENT OFFERING PERIOD AND SUCCESSFUL COMPLETION OF TENDER OFFER


         ATHENS, Greece, January 21, 2003 - Holnest Investments Limited, Globecast Holdings Limited, Altavista Global Holdings Limited, Praxis Global Investments Limited, Minos Kyriakou, Theodore Kyriakou, Xenophon Kyriakou and Athina Kyriakou (collectively, the "Offerors") announced today that the subsequent offering period of their tender offer to purchase (i) all outstanding ordinary shares, par value GRD 100 each (the "Ordinary Shares"), and (ii) all outstanding American Depositary Shares, each representing one-half of one Ordinary Share (the "ADSs") of Antenna TV S.A. (Nasdaq: ANTV), not already owned by the Offerors or their affiliates, expired on Friday, January 17, 2003, at 5:00 p.m., New York City time.

         Including the ADSs accepted for payment during the subsequent offering period, the Offerors and their affiliates own 19,525,289.5 Ordinary Shares representing approximately 98.37% of the total share capital of Antenna TV S.A.

         During the subsequent offering period which began at 5:00 p.m., New York City time, on January 3, 2003, the Offerors accepted for payment approximately 21,936 validly tendered ADSs, representing approximately 10,968 Ordinary Shares, on a rolling basis as they were tendered. In addition to the ADSs of Antenna tendered during the subsequent offering period, the Offerors acquired 320,400 Ordinary Shares and 7,176,151 ADSs, representing approximately 3,588,075.5 Ordinary Shares, on January 3, 2003 upon the expiration of the initial offer.

         As soon as the requirements for de-registration under the Securities Exchange Act of 1934 are met, the Company intends to file a Form 15 with the Securities Exchange Commission to terminate its registration under the Securities Exchange Act of 1934, at which point Antenna's ADSs will be delisted from The Nasdaq National Market. In addition, as anticipated in the Offer to Purchase, Antenna intends to apply to the UK Listing Authority for cancellation of Antenna's listing on its Official List (the "U.K. Listing"). A notice period of not less than 20 business days commenced on January 21, 2003 and the UK Listing is anticipated to be cancelled at 8:00 a.m., London time, on February 19, 2003.

         As disclosed in the Offer to Purchase, Antenna will consider terminating the Deposit Agreement relating to Antenna's American Depositary Receipt program. As such, it is expected that holders of ADSs that did not tender to the Offer will receive Ordinary Shares (one half of one Ordinary Share per ADS) upon such termination. The Ordinary Shares are not listed on any securities exchange, and there are transfer procedures under Greek corporate law, Greek tax law and the Greek media law that restrict the ability to transfer Ordinary Shares. The Ordinary Shares will also be subject to ownership restrictions provided for in the Greek media law.

         THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER. THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

         These documents and amendments to these documents have been or will be filed with the SEC. When these and other documents are filed with the SEC, they may be obtained for free of charge at the SEC's Web site at www.sec.gov.